UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES EARLY PARTICIPATION RESULTS,

EARLY ACCEPTANCE AND INCREASE IN THE OFFER CAPS WITH RESPECT TO ITS PREVIOUSLY ANNOUNCED PRIVATE EXCHANGE OFFERS

MEXICO CITY, MEXICO – February 5, 2020 – Petróleos Mexicanos (“PEMEX”) announced today the early participation results of (a) its offers to exchange the series of securities set forth in the table below under the heading “Group A Waterfall Offers” (collectively, the “Group A Waterfall Securities,” and such offers, the “Group A Waterfall Offers”) for up to U.S. $1.3 billion principal amount (the “Group A Waterfall Offer Cap”) of newly-issued 5.950% Notes due 2031 (the “New 2031 Notes”), plus Accrued Interest (as defined in the Exchange Offer Statement (as defined below)), if any, and (b) its offers to exchange the series of securities set forth in the table below under the heading “Group B Waterfall Offers” (collectively, the “Group B Waterfall Securities”, and together with the Group A Waterfall Securities, the “Tender Securities”, and such offers, the “Group B Waterfall Offers”) for up to U.S. $1.3 billion principal amount (the “Group B Waterfall Offer Cap”) of newly-issued 6.950% Bonds due 2060 (the “New 2060 Bonds”), plus Accrued Interest, if any. The Group A Waterfall Offers and the Group B Waterfall Offers are collectively referred to as the “Exchange Offers.” The New 2031 Notes and the New 2060 Bonds are collectively referred to as the “New Securities.” PEMEX also announced today an increase in the Group A Waterfall Offer Cap and the Group B Waterfall Offer Cap.

The Exchange Offers are being made on the terms and subject to the conditions set forth in the Exchange Offer Statement, dated January 21, 2020 (the “Exchange Offer Statement” and together with the related eligibility letter and the letter of transmittal, the “Offer Documents”), which sets forth in more detail the terms and conditions of the Exchange Offers.

Group A Waterfall Offers

In order to accept for exchange a larger portion of the Group A Waterfall Securities validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on February 4, 2020 (the “Early Participation Date”), PEMEX is increasing the Group A Waterfall Offer Cap from U.S. $1.0 billion to U.S. $1.3 billion. Except as described herein, the terms of the Group A Waterfall Offers remain unchanged.

The following table summarizes the early participation results for the Group A Waterfall Offers as of the Early Participation Date and the principal amount of each series of Group A Waterfall Securities that PEMEX has accepted for exchange:

Series of Group A Waterfall Securities	Principal Amount Outstanding		Acceptance Priority Level	Principal Amount Tendered by the Early Participation Date		Principal Amount Accepted for Exchange
5.500% Notes due 2021	U.S. $	1,102,385,000	1	U.S. $	264,752,000	U.S. $	264,752,000
6.375% Notes due 2021	U.S. $	366,023,000	2	U.S. $	171,662,000	U.S. $	171,662,000
4.875% Notes due 2022	U.S. $	790,083,000	3	U.S. $	148,535,000	U.S. $	148,535,000
Floating Rate Notes due 2022	U.S. $	568,468,000	4	U.S. $	63,854,000	U.S. $	63,854,000
5.375% Notes due 2022	U.S. $	609,655,000	5	U.S. $	157,487,000	U.S. $	157,487,000
3.500% Notes due 2023	U.S. $	1,360,915,000	6	U.S. $	216,727,000	U.S. $	216,727,000
4.625% Notes due 2023	U.S. $	1,019,571,000	7	U.S. $	117,333,000	U.S. $	117,333,000
4.500% Notes due 2026	U.S. $	1,500,000,000	8	U.S. $	514,932,000	U.S. $	111,953,000
4.250% Notes due 2025	U.S. $	790,958,000	9	U.S. $	32,172,000	U.S. $	0
4.875% Notes due 2024	U.S. $	1,032,618,000	10	U.S. $	72,009,000	U.S. $	0

On the terms and subject to the conditions set forth in the Exchange Offer Statement, PEMEX will issue U.S. $1,300,000,000 aggregate principal amount of New 2031 Notes as consideration for Group A Waterfall Securities accepted in the Group A Waterfall Offers. The total amount of accrued and unpaid interest to be paid by PEMEX, together with the total amount of cash to be paid by PEMEX in lieu of fractional amounts of New 2031 Notes, will be approximately U.S. $6,498,931.44.

Because the acceptance for exchange of all Group A Waterfall Securities validly tendered and not validly withdrawn pursuant to the Group A Waterfall Offers would cause PEMEX to issue an aggregate principal amount of New 2031 Notes in excess of the Group A Waterfall Offer Cap, PEMEX has accepted for exchange the 5.500% Notes due 2021, 6.375% Notes due 2021, 4.875% Notes due 2022, Floating Rate Notes due 2022, 5.375% Notes due 2022, 3.500% Notes due 2023 and 4.625% Notes due 2023 validly tendered and not validly withdrawn as set forth in the table above, only U.S. $111,953,000 principal amount of the 4.500% Notes due 2026 validly tendered and not validly withdrawn (the “2026 Notes”) and none of the 4.250% Notes due 2025 or 4.875% Notes due 2024 validly tendered and not validly withdrawn. PEMEX will accept tenders by holders of 2026 Notes on a pro rata basis according to the proration procedures described in the Exchange Offer Statement using a proration factor of approximately 21.88%.

Because the Group A Waterfall Offer Cap has been reached by the Early Participation Date, holders of Group A Waterfall Securities who tender after the Early Participation Date will not have any of their Group A Waterfall Securities accepted for exchange. Any Group A Waterfall Securities not accepted for exchange will be promptly returned to holders.

Group A Waterfall Securities that have been validly tendered or that are validly tendered after the Early Participation Date and prior to the Expiration Date (as defined below) cannot be withdrawn, except as may be required by applicable law.

Group B Waterfall Offers

In order to accept for exchange a larger portion of the Group B Waterfall Securities validly tendered and not validly withdrawn on or prior to the Early Participation Date, PEMEX is increasing the Group B Waterfall Offer Cap from U.S. $1.0 billion to U.S. $1.3 billion. Except as described herein, the terms of the Group B Waterfall Offers remain unchanged.

The following table summarizes the early participation results for the Group B Waterfall Offers as of 5:00 p.m., New York City time on the Early Participation Date and the principal amount of each series of Group B Waterfall Securities that PEMEX has accepted for exchange:

Series of Group B Waterfall Securities	Principal Amount Outstanding		Acceptance Priority Level	Principal Amount Tendered by the Early Participation Date		Principal Amount Accepted for Exchange
5.500% Bonds due 2044	U.S. $	973,047,000	1	U.S. $	179,422,000	U.S. $	179,332,000
5.625% Bonds due 2046	U.S. $	1,699,232,000	2	U.S. $	751,059,000	U.S. $	750,969,000
6.350% Bonds due 2048	U.S. $	3,328,663,000	3	U.S. $	2,018,708,000	U.S. $	444,125,000
6.375% Bonds due 2045	U.S. $	1,560,481,000	4	U.S. $	733,912,000	U.S. $	0

On the terms and subject to the conditions set forth in the Exchange Offer Statement, PEMEX will issue U.S. $1,300,000,000 aggregate principal amount of New 2060 Bonds, as consideration for Group B Waterfall Securities accepted in the Group B Waterfall Offers. The total amount of accrued and unpaid interest to be paid by PEMEX, together with the total amount of cash to be paid by PEMEX in lieu of fractional amounts of New 2060 Bonds, will be approximately U.S. $14,892,755.05.

Because the acceptance for exchange of all Group B Waterfall Securities validly tendered and not validly withdrawn pursuant to the Group B Waterfall Offers would cause PEMEX to issue an aggregate principal amount of New 2060 Bonds in excess of the Group B Waterfall Offer Cap, PEMEX has accepted for exchange the 5.500% Bonds due 2044 and 5.625% Bonds due 2046 validly tendered and not validly withdrawn as set forth in the table above, only U.S. $444,125,000 principal amount of the 6.350% Bonds due 2048 validly tendered and not validly withdrawn (the “2048 Bonds”) and none of the 6.375% Bonds due 2045 validly tendered and not validly withdrawn. PEMEX will accept tenders by holders of 2048 Bonds on a pro rata basis according to the proration procedures described in the Exchange Offer Statement using a proration factor of approximately 22.04%.

Because the Group B Waterfall Offer Cap has been reached by the Early Participation Date, holders of Group B Waterfall Securities who tender after the Early Participation Date will not have any of their Group B Waterfall Securities accepted for exchange. Any Group B Waterfall Securities not accepted for exchange will be promptly returned to holders.

Group B Waterfall Securities that have been validly tendered or that are validly tendered after the Early Participation Date and prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law.

General

Pemex has elected to exercise its right to accept the Tender Securities validly tendered and not validly withdrawn at or prior to the Early Participation Date, subject to proration, as applicable. The early settlement date on which PEMEX will settle the Tender Securities accepted in the Exchange Offers is expected to be February 6, 2020 (the “Early Settlement Date”). The Exchange Offers will expire at 11:59 p.m., New York City time, on February 19, 2020 (the “Expiration Date”).

The New Securities issued as exchange consideration pursuant to the Exchange Offers will be further issuances of, and will be consolidated, form a single series and be fully fungible with, the outstanding 5.950% Notes due 2031 and 6.950% Bonds due 2060, respectively, issued by PEMEX on January 28, 2020 (collectively, the “New Money Securities”). Considering the aggregate principal amount of New Money Securities outstanding prior to the Early Settlement Date, the aggregate principal amount outstanding of 5.950% Notes due 2031 and 6.950% Bonds due 2060 after the Early Settlement Date will be U.S. $3,800,000,000 and U.S. $3,800,000,000, respectively.

####

Global Bondholder Services Corporation is acting as the Information and Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

PEMEX retained Barclays Capital Inc., BBVA Securities Inc., BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. to act as dealer managers in connection with the Exchange Offers (the “Dealer Managers”).

The New Securities are being offered for exchange only (1) to holders of Tender Securities who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (2) outside the United States, to holders of Tender Securities other than “U.S. persons” (as defined in Rule 902 under the Securities Act) and who are not acquiring such New Securities for the account or benefit of a U.S. person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are non-U.S. qualified offerees (as defined under “Transfer Restrictions on the New Securities” in the Exchange Offer Statement). Only holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Statement and to participate in the Exchange Offers (such holders, “Eligible Holders”). The eligibility letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex

The New Securities have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The New Securities will be issued with registration rights.

This announcement is for informational purposes only. This press release shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Exchange Offers are being made solely pursuant to the Offer Documents. The Exchange Offers are not being made to holders of Tender Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Exchange Offers to be made by a licensed broker or dealer, the Exchange Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Exchange Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Exchange Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Exchange Offers are only available to, and the Exchange Offers are engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Exchange Offers or any of their contents.

####

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: February 5, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.